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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                   Avaya Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   053499 10 9
               -------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

                                Scott A. Arenare
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                              Andrew R. Brownstein
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                (212) 403-1000


                                February 12, 2003
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                              Page 1 of 9 Pages

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




CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 2 of 9


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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warburg, Pincus Equity Partners, L.P.
                    I.R.S. IDENTIFICATION NO. 13-3986317

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                       [ ]

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                      WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF               7.  SOLE VOTING POWER
                                     -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8.  SHARED VOTING POWER
    OWNED BY                         70,023,337*

      EACH          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   REPORTING                         -0-

  PERSON WITH       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                     70,023,337*

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              70,023,337*

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.8%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------


------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 3 of 9


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warburg, Pincus & Co.
                    I.R.S. IDENTIFICATION NO. 13-6358475

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                       [ ]

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                      WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF               7.  SOLE VOTING POWER
                                     -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8.  SHARED VOTING POWER
    OWNED BY                         74,098,769*

      EACH          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   REPORTING                         -0-

  PERSON WITH       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                     74,098,769*

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              74,098,769*

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.8%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------


------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 4 of 9


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warburg Pincus LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                       [ ]

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                      WC

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF               7.  SOLE VOTING POWER
                                     -0-
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY
                            8.  SHARED VOTING POWER
    OWNED BY                         74,098,769*

      EACH          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   REPORTING                         -0-

  PERSON WITH       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                     74,098,769*

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,098,769*

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.8%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
              OO

--------------------------------------------------------------------------------


------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 5 of 9


                              AMENDMENT NO. 4 TO
                                 SCHEDULE 13D

            Reference is made to the Statement on Schedule 13D filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"), as amended by Amendment No. 1 thereto filed on March 12, 2002, by Amendment No. 2 thereto filed on March 21, 2002, by Amendment No. 3 thereto filed December 24, 2002 and by the Schedule TO/A filed February 6, 2003 by the Investors (as amended, the "Schedule 13D"). This Amendment No. 4 to the Schedule 13D amends the Schedule 13D as follows.

            All capitalized terms used without definition in this Amendment No. 4 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

            The total amount of funds used by the Investors to purchase LYONs in the Offer and to exercise the Series A Warrants, in each case as described in
Item 4, were furnished from the working capital of the Investors.

ITEM 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

            The Offer expired on January 28, 2003, and LYONs having an aggregate principal amount at maturity of $84,426,000 were tendered and accepted for exchange by the Offerors. The Investors provided an aggregate of $17,596,190.50 for the purchase of LYONs in the Offer and purchased LYONs having an aggregate principal amount at maturity of $42,425,000 in the Offer.

            On February 12, 2003, the other transactions contemplated by the Backstop Agreement were completed. Specifically, the Investors: (1) exercised in part for cash Series A Warrants to purchase an aggregate of 5,581,101 shares of Common Stock for an aggregate exercise price of $55,811.01, and (2) converted all LYONs purchased by the Investors in the Offer into an aggregate of 1,588,548 shares of Common Stock.

ITEM 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is replaced with the following:

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of an aggregate of 60,219,649 shares of Common Stock and of the Series A, Series B and Series C Warrants, which are immediately exercisable for an aggregate of 13,879,120 shares of Common Stock. As of February 12, 2003, WP and


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CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 6 of 9

     WP LLC each beneficially owned an aggregate of 74,098,769 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Also as of that date, WPEP beneficially owned 70,023,337 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Of the shares beneficially owned by WP and WP LLC, 4,075,432 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

     Assuming the full exercise of the Series A, Series B and Series C Warrants, as of February 12, 2003, the 74,098,769 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 18.8% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants (based on (1) 365,801,780 shares of Common Stock outstanding as of November 29, 2002 as set forth in the Issuer's Annual Report on Form 10-K for the year ended September 30, 2002, (2) the issuance by the Company of 6,500,032 shares of Common Stock in the Offer and (3) the issuance by the Company of an aggregate of 7,169,649 shares of Common Stock to the Investors as described under Item 4).

     Assuming the full exercise of the Series A, Series B and Series C Warrants, as of February 12, 2003, the 70,023,337 shares of Common Stock beneficially owned by WPEP represented approximately 17.8% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPEP.

     Assuming the full exercise of the Series A, Series B and Series C Warrants, as of February 12, 2003, the 4,075,432 shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII represented 1.1% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPNEPI, WPNEPII and WPNEPIII.

(b) The Reporting Entities have beneficial ownership over 74,098,769 shares of Common Stock, of which WPEP will have beneficial ownership over 70,023,337 shares of Common Stock and WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of 4,075,432 shares of Common Stock. Of these 74,098,769 shares of Common Stock, 60,219,649 shares are represented by the shares of Common Stock and the balance of 13,879,120 are represented by shares of Common Stock purchasable upon full exercise of the Series A, Series B and Series C Warrants. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC and WP.

(c) Except as described herein, during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on
     Schedule I to the Schedule 13D. This does not include Henry B. Schacht, who is on leave of absence from WP.

CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 7 of 9

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. This does not include Henry
     B. Schacht, who is on leave of absence from WP. This also does not include vested options to purchase 29,838 shares of Common Stock received by Jeffrey A. Harris, a partner in WP and Managing Director of WP LLC, in his capacity as a former Director of the Company, or 19,417.475 restricted shares of Common Stock received by Joseph P. Landy, a Managing General Partner of WP and a Managing General Member of WP LLC, in his capacity as a Director of the Company.

(e)  Not applicable.

CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 8 of 9

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2003


                                    WARBURG PINCUS EQUITY PARTNERS, L.P.

                                    By:  Warburg, Pincus & Co.,
                                         its General Partner

                                        By: /s/ Scott A. Arenare
                                           -----------------------------------
                                              Name:   Scott A. Arenare
                                              Title:  Partner


                                    WARBURG PINCUS & CO.

                                    By: /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


                                    WARBURG PINCUS LLC

                                    By: /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Member


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS I, C.V.

                                    By:  Warburg Pincus & Co.,
                                         its General Partner

                                        By: /s/ Scott A. Arenare
                                            ----------------------------------
                                                Name:   Scott A. Arenare
                                                Title:  Partner

CUSIP NO. 053499 10 9           SCHEDULE 13D/A                     PAGE 9 of 9


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS II, C.V.

                                    By:  Warburg Pincus & Co.,
                                         its General Partner

                                        By: /s/ Scott A. Arenare
                                            ----------------------------------
                                              Name:   Scott A. Arenare
                                              Title:  Partner


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS III, C.V.

                                    By:  Warburg Pincus & Co.,
                                         its General Partner

                                        By: /s/ Scott A. Arenare
                                            ----------------------------------
                                              Name:   Scott A. Arenare
                                              Title:  Partner